Filed by Consolidated Communications Holdings, Inc.
pursuant to Rule 425 under the Securities Act of 1933, as
amended, and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934, as amended.

Subject Company: North Pittsburgh Systems, Inc.
File No. of Related Registration Statement: 333-146131

September 24, 2007

To All North Pittsburgh Systems Employees,

We thought it would be helpful to give you another update on integration activities, as it’s been some time since our all-employee meetings and more than two months since the merger agreement. I’d like to share with you our progress and provide some details that could help manage your expectations during a time of transition and probably some uneasiness.

It’s natural for there to be some anxiety and uncertainty about the future and what it means for you personally. Unfortunately, the gap in time between the signing of the agreement and the transaction close is also an opportunity for rumors to circulate, which is usually not beneficial to anyone. To minimize this potential and lessen anxiety, we’ll do our best to keep you informed and set reasonable expectations for next steps.

By now you may have seen Consolidated senior management visiting North Pittsburgh and also meeting with some individuals. These visits are to better understand roles, responsibilities, processes and systems of each department and have been very positive and beneficial to the integration process. This is a good opportunity for Consolidated to assess current operations of both companies and incorporate best practices into the organization. We’re appreciative of the cooperation and assistance we’ve received from NPSI management and also the openness of employees. These visits and meetings will continue.

While we’re anxious to move forward with organizational decisions, we must wait until the NPSI shareholders approve the transaction. Once approved, we will move quickly to finalize and communicate our new organizational structure with the combined companies.

In the meantime, there are some projects that we can, and must, begin tackling now. For example, due to North Pittsburgh business environment issues and timing of vendor decisions, we’re moving forward with some integration projects, such as IPTV deployment and the financial system migration from JD Edwards to PeopleSoft. We are working together with the NPSI Executive Team now so that time is not wasted. Some of you may already be directly involved in these projects.

Regulatory approvals are going as expected and we are still targeting a year-end or early first quarter 2008 close. Please be patient as we wait for these approval processes to be completed and allow us to get all integration efforts fully underway.

If you have specific questions or concerns, please continue to use the NPSI intranet Q&A, or contact Consolidated integration officer, Chris Young (chris.young@consolidated.com or 217-234-5888) or Bill Barthlow (724-443-9556) directly. We may not have all the answers yet, but will share what we can until more decisions can be made and communicated.

Thank you for your patience. Let me say again how excited we are about the opportunities that lie ahead and how eager we are to work together to join our companies into one.

Sincerely,

Bob Currey
President and CEO
Consolidated Communications

Safe Harbor

Any statements other than statements of historical facts, including statements about management’s beliefs and expectations, are forward-looking statements and should be evaluated as such. These statements are made on the basis of management’s views and assumptions regarding future events and business performance. Words such as “estimate,” “believe,” “anticipate,” “expect,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements (including oral representations) involve risks and uncertainties that may cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. These risks and uncertainties include the ability of Consolidated Communications Holdings, Inc. (the “Company”) to complete the acquisition, successfully integrate the operations of North Pittsburgh Systems, Inc. (“North Pittsburgh”) and realize the synergies from the acquisition, as well as a number of other factors related to the businesses of the Company and North Pittsburgh, including various risks to stockholders of not receiving dividends and risks to the Company’s ability to pursue growth opportunities if the Company continues to pay dividends according to the current dividend policy; various risks to the price and volatility of the Company’s common stock; the substantial amount of debt and the Company’s ability to incur additional debt in the future; the Company’s need for a significant amount of cash to service and repay the debt and to pay dividends on the Company’s common stock; restrictions contained in the Company’s debt agreements that limit the discretion of management in operating the business; the ability to refinance the existing debt as necessary; regulatory changes, rapid development and introduction of new technologies and intense competition in the telecommunications industry; risks associated with the Company’s possible pursuit of acquisitions; economic conditions in the Company’s and North Pittsburgh’s service areas in Illinois, Texas and Pennsylvania; system failures; losses of large customers or government contracts; risks associated with the rights-of-way for the network; disruptions in the relationship with third party vendors; losses of key management personnel and the inability to attract and retain highly qualified management and personnel in the future; changes in the extensive governmental legislation and regulations governing telecommunications providers and the provision of telecommunications services; telecommunications carriers disputing and/or avoiding their obligations to pay network access charges for use of the Company’s network; high costs of regulatory compliance; the competitive impact of legislation and regulatory changes in the telecommunications industry; and liability and compliance costs regarding environmental regulations. These and other risks and uncertainties are discussed in more detail in the Company’s and North Pittsburgh’s filings with the Securities and Exchange Commission, including our respective reports on Form 10-K and Form 10-Q.

Many of these risks are beyond management’s ability to control or predict. All forward-looking statements attributable to the Company, North Pittsburgh or persons acting on behalf of each of them are expressly qualified in their entirety by the cautionary statements and risk factors contained in this communication and the companies’ filings with the Securities and Exchange Commission. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the date they are made. Except as required under the federal securities laws or the rules and regulations of the Securities and Exchange Commission, we do not undertake any obligation to update or review any forward-looking information, whether as a result of new information, future events or otherwise.

Prospectus/Proxy Statement

This material is not a substitute for the prospectus/proxy statement the Company and North Pittsburgh filed with the Securities and Exchange Commission on September 17, 2007. Investors are urged to read the prospectus/proxy statement, which contains important information, including detailed risk factors, and any amendments thereto when they become available. The prospectus/proxy statement and other documents which will be filed by the Company and North Pittsburgh with the Securities and Exchange Commission will be available free of charge at the Securities and Exchange Commission’s website, www.sec.gov, or by directing a request to Consolidated Communications, 121 South 17th Street, Mattoon, IL 61938, Attention: Investor Relations; or to North Pittsburgh, 4008 Gibsonia Road, Gibsonia, Pennsylvania 15044, Attention: Investor Relations. The final prospectus/proxy statement will be mailed to shareholders of North Pittsburgh.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Proxy Solicitation

The Company and North Pittsburgh, and certain of their respective directors, executive officers and other members of management and employees are participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of the Company is set forth in the proxy statement for the Company’s 2007 annual meeting of shareholders. Information about the directors and executive officers of North Pittsburgh is set forth in the prospectus/proxy statement and North Pittsburgh’s Annual Report on Form 10-K for the year ended December 31, 2006, as amended. Investors may obtain additional information regarding the interests of such participants in the proposed transactions by reading the prospectus/proxy statement, and any amendments thereto when they become available, for such proposed transactions.